Exhibit 99.1

TransAlta and TransAlta Renewables Announce President and Chief Executive Officer Succession

CALGARY, AB, Feb. 4, 2021 /CNW/ - TransAlta Corporation (TSX:TA) (NYSE:TAC) ("TransAlta" or the "Company") today announced that Dawn Farrell, President and Chief Executive Officer ("CEO"), will retire from the Company and the Board on March 31, 2021, after leading the company for almost a decade. John Kousinioris, currently Chief Operating Officer ("COO") and President of TransAlta Renewables Inc. (TSX: RNW) ("TransAlta Renewables"), will succeed Mrs. Farrell as President and Chief Executive Officer and will join the Board of TransAlta on April 1, 2021.

"Over the past decade, we've seen the electricity sector fundamentally shift due to regulatory changes, increased competition and technological advancement. I'm proud that TransAlta has faced into these challenges and has been able to accomplish a momentous multi-year transformation: from a primarily Alberta-based, coal-fired electricity company into a leading clean and renewables-focused electricity company spanning three countries, delivering growing cash flows, and competitively positioned to take on the vast opportunities ahead of the net zero economy," said Mrs. Farrell.

"Dawn has navigated TransAlta through the final stages of electricity de-regulation in Alberta while also aggressively adjusting the company's strategy to respond to major shifts in the regulation of carbon. Through her strategic leadership, she has succeeded in transforming TransAlta into a sustainable and renewables-focused leader in the power industry," remarked John Dielwart, Chair of the Board of Directors. "On behalf of all Board members, we thank her for her service and leadership and wish her all the best in retirement."

"Executive development and succession planning are critical responsibilities of the Board of Directors and today's announcement is the outcome of a formal, comprehensive and thoughtful CEO succession process that highlights the depth of TransAlta's leadership," commented John Dielwart. "John Kousinioris has demonstrated outstanding vision and leadership.  His prior leadership roles have provided him with responsibility for almost every aspect of our business and demonstrated his commitment to the Company's long-term success. His strategic thinking, commercial acumen, growth mindset, and people leadership skills will serve TransAlta well in the years ahead.  The Board is confident in our unanimous choice of John as Dawn's successor and we look forward to TransAlta's future under his leadership."

"I fully supported the choice of John as the next President and CEO of TransAlta." said Mrs. Farrell. "John is the right leader to deliver strong financial returns from our existing businesses and to realize continued growth and success in what will be a very exciting time in our industry as we look ahead."

"It has been a pleasure to work with Dawn.  I've admired and learned from her leadership, integrity and commitment to, and vision for, TransAlta.  We've worked closely together for over eight years and, thanks to her active support of my leadership, I am confident that we'll realize a seamless transition," said John Kousinioris.  "I'm excited to lead TransAlta and to continue working with the entire TransAlta team to meet the clean energy needs and objectives of our customers through a focus on operational excellence and environmental stewardship. Customers everywhere want low-cost, reliable clean power and I'm looking forward to expanding our customer base by meeting these needs while creating long-term sustainable value for our shareholders."

As part of the transition, John Kousinioris will be stepping down as President and as a member of the Board of Directors of TransAlta Renewables effective February 5, 2021.  Todd Stack will continue as the Company's Chief Financial Officer and will assume the role of President of TransAlta Renewables.  He will also join the Board of TransAlta Renewables effective February 6, 2021.

Dawn Farrell has over 35 years of experience in the electricity industry, with roles at TransAlta and BC Hydro. Before serving as CEO, Dawn held various leadership positions at TransAlta and between 2003–2007 worked at BC Hydro leading the company's generation business. She was instrumental in the development of TransAlta's Wind and Renewables business through the acquisition of Vision Quest Windelectric and subsequently Canadian Hydro Developers Inc., which solidified TransAlta as the leading independent renewables power company in Canada.  Dawn sits on the board of directors of The Chemours Company, a NYSE-listed chemical company and the Business Council of Alberta. She is also a member of the Trilateral Commission and the Business Council of Canada. In July 2020, Dawn was named the first Chancellor of Mount Royal University. Dawn holds a Bachelor of Commerce with a major in Finance and a Master's Degree in Economics from the University of Calgary. She has also attended the Advanced Management Program at Harvard University.

John Kousinioris has held various leadership positions at TransAlta including Chief Operating Officer, Chief Growth Officer and Chief Legal and Compliance Officer and has served as President and a director of TransAlta Renewables since 2017.  Prior to joining TransAlta, he was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has extensive experience in operations, business development and commercial matters as well as securities law, mergers and acquisitions and corporate governance.  He is Vice Chair of the Board of Governors of Bow Valley College.  John has a Bachelor of Arts degree in Honours Business Administration from the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. John has also attended the Advanced Management Program at Harvard University.

Todd Stack joined the Company in 1990 and has extensive experience in capital markets, finance, valuation, economics and the power industry.  Todd currently serves as the Chief Financial Officer at TransAlta and previously served as the CFO for TransAlta Renewables.  He is an accomplished executive and has played a prominent role in the IPO and growth of TransAlta Renewables over the past eight years. Todd has a Bachelor of Science in Electrical Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary. He is a registered professional engineer in Alberta and a Chartered Financial Analyst (CFA).

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For 110 years, TransAlta has been a responsible operator and a proud community member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.  For more information about TransAlta, visit its website at transalta.com.

About TransAlta Renewables:

TransAlta Renewables is among the largest of any publicly traded renewable independent power producers ("IPP") in Canada. Our asset platform and economic interests are diversified in terms of geography, generation and counterparties and consist of interests in 23 wind facilities, 13 hydroelectric facilities, seven natural gas generation facilities, one solar facility, one natural gas pipeline, and one battery storage project, representing an ownership interest of 2,537 megawatts of owned generating capacity, located in the provinces of British Columbia, Alberta, Ontario, Québec, New Brunswick, the States of Wyoming, Massachusetts, Minnesota and the State of Western Australia. Our objectives are to (i) provide stable, consistent returns for investors through the ownership of, and investment in, highly contracted renewable and natural gas power generation and other infrastructure assets that provide stable cash flow primarily through long-term contracts with strong counterparties; (ii) pursue and capitalize on strategic growth opportunities in the renewable and natural gas power generation and other infrastructure sectors; (iii) maintain diversity in terms of geography, generation and counterparties; and (iv) pay out 80 to 85 per cent of cash available for distribution to the shareholders of the Company on an annual basis.

Forward-Looking Statements:
This news release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words "continue", "may", "will", "propose", and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to the Company's strategy and realizing future growth. These forward-looking statements are based on a number of assumptions considered by the Company and TransAlta Renewables to be reasonable as of the date of this news release, and are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements, which include: changes in electricity market conditions; construction or development risks; and other risk factors contained in the Company's and TransAlta Renewables' respective Annual Information Forms and Management's Discussion and Analyses for the year end dated December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov.

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SOURCE TransAlta Corporation

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%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:20e 04-FEB-21